Exhibit (a)(5)(C)

December 9, 2010

Dear Stockholder:

You are receiving these materials because, on December 9, 2010, TPC Group Inc. (the “Company”) announced in the enclosed press release that it has amended the price range of its previously announced modified “Dutch auction” tender offer to purchase for cash shares of its common stock at a purchase price of not less than $26.50 nor greater than $28.50 per share (subject to an aggregate purchase price of no more than $130 million). Previously, the Company had offered to purchase for cash shares of its common stock at a purchase price of not less than $24.50 nor greater than $27.50 per share. The Company also has extended the expiration date of the tender offer to 5:00 p.m., New York City time, on December 23, 2010. The closing price of the shares on December 8, 2010, the last full trading day preceding this announcement, was $27.94.

The Company is offering to purchase for cash shares of its common stock from its existing stockholders at a price of not less than $26.50 nor greater than $28.50 per share upon the terms and subject to the conditions described in the Offer to Purchase and Amended Letter of Transmittal. The Company will purchase shares having an aggregate purchase price of no more than $130 million. After the expiration date of the offer, the Company will determine a single price per share, which will be not less than $26.50 and not more than $28.50 per share, that it will pay for the shares of its common stock properly tendered in the offer and not properly withdrawn, taking into account the number of shares tendered and the prices specified (if any) by stockholders tendering shares. The purchase price will be the lowest price per share of not less than $26.50 and not more than $28.50 per share, at which shares have been tendered or have been deemed to be tendered in the offer, that will enable the Company to purchase the maximum number of shares properly tendered in the offer and not properly withdrawn having an aggregate purchase price not exceeding $130 million. All shares purchased pursuant to the offer will be purchased at the same purchase price regardless of whether the stockholder tendered at a lower price. However, because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, all of the shares tendered at or below the purchase price may not be purchased if more than the number of shares the Company seeks are properly tendered at or below the purchase price and not properly withdrawn.

Since the purchase price will only be determined after the expiration date, the number of shares that will be purchased will not be known until after that time. Assuming that the tender offer is fully subscribed, if the purchase price is determined to be $26.50 per share, the minimum purchase price under the tender offer, the approximate number of shares that will be purchased under the tender offer is 4,905,660. Assuming that the tender offer is fully subscribed, if the purchase price is determined to be $28.50 per share, the maximum purchase price under the tender offer, the approximate number of shares that will be purchased under the tender offer is 4,561,403. The maximum of 4,905,660 shares that the Company is offering to purchase under the tender offer represents approximately 26.9% of the total number of shares issued and outstanding as of October 1, 2010. Assuming the tender offer is fully subscribed, the minimum of 4,561,403 shares that the Company is offering to purchase under the tender offer represents approximately 25.0% of the total number of shares issued and outstanding as of October 1, 2010.

Enclosed is an Amended Letter of Transmittal and an Amended Notice of Guaranteed Delivery. Stockholders who have already tendered shares and indicated that they would accept the purchase price determined by the Company in the tender offer (referred to as Purchase Price Tenders), and who do not wish to change that direction, do not need to take any further action. Stockholders who have already tendered shares as Purchase Price Tenders and who wish to change that direction, must withdraw their previous tenders in accordance with the procedures described in the Offer to Purchase and the Amended Letter of Transmittal. All previous tenders by stockholders who did not indicate that they would accept the purchase price determined by the Company in the tender offer have been invalidated. Therefore, such stockholders, and any other stockholders who wish to tender their shares in the tender offer, must deliver an Amended Letter of Transmittal to the depositary for the tender offer.

If you are a holder of vested options to purchase shares of the Company’s common stock, subject to Company policies and practices, you may exercise your vested options to purchase shares and tender such shares in the tender offer; however, the Company suggests that you exercise your vested options at least five business days prior to the expiration date (which will require you to exercise such options no later than 5:00 p.m., New York City time, on December 16, 2010) in order to provide you with sufficient time to properly tender the shares in the tender offer. Exercises of options cannot be revoked even if some or all of the shares received upon the exercise thereof and tendered in the tender offer are not purchased pursuant to the tender offer for any reason.

Tenders of shares must be made on or prior to the expiration of the tender offer and may be withdrawn at any time on or prior to the expiration of the tender offer.

Except as provided for in the enclosed press release, all other terms and conditions of the tender offer remain unchanged. The Company will not further increase the price range for, or extend the expiration date of, the tender offer.

Although the Company’s Board of Directors has authorized the tender offer, as amended, it has not, nor has the Company, Merrill Lynch, Pierce, Fenner & Smith Incorporated, the Dealer Manager, Georgeson Inc., the Information Agent or American Stock Transfer & Trust Company, LLC, the Depositary, made, or is making, any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the price or prices at which you may choose to tender your shares. You must make your own decisions as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them. In doing so, you should read carefully the information in, or incorporated by reference in, the Offer to Purchase and in the Amended Letter of Transmittal, including the purposes and effects of the tender offer. You are urged to discuss your decisions with your own tax advisors, financial advisors and/or brokers.

THE TENDER OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 23, 2010, UNLESS THE OFFER IS WITHDRAWN BY THE COMPANY.

If you have any questions regarding the tender offer or need assistance in tendering your shares, you may contact the Information Agent for the tender offer, at 888-206-5970. Requests for copies of the Offer to Purchase, or additional copies of the Amended Letter of Transmittal or the Amended Notice of Guaranteed Delivery may also be directed to the Information Agent.

Sincerely,

Charles W. Shaver

President and Chief Executive Officer

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